UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . 2.50 OMB APPROVAL SEC FILE NUMBER 0-29359 CUSIP NUMBER 746389105

(Checkone):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aurasound, Inc.
Full Name of Registrant
Hemcure, Inc.
Former Name if Applicable
2850 Red Hill Avenue, Suite 100
Address of Principal Executive Office (Street and Number)
Santa Ana, California 92705
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution Report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Form 10-K for the fiscal year ended June 30, 2011 could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant’s financial statements and the balance of the Form 10-K, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, could not be obtained by the Registrant within such time period without unreasonable effort or expense. The Registrant will file its complete Form 10-K within the time allotted by Rule 12b-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Harald Weisshaupt	(949)	829-4000
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state reasons why a reasonable estimate of the results cannot be made.

See the attached.

Aurasound, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2011	By:	/s/ Harald Weisshaupt
Harald Weisshaupt
Chief Executive Officer and Chief Financial Officer

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PART IV — OTHER INFORMATION (Continued)

For the fiscal year ended June 30, 2011, the Registrant estimates that its revenue increased by Approximately $69,100,000 or 822% compared to the prior year, rising from $7,503,192 to Approximately $76,600,000. The increase in sales was the result of three main factors: (1) the acquisition of ASI (2) improved relationships with existing customers that resulted in a significant increase in revenue per customer, (3) new project design wins.

Due to the significant changes in the operations of the company reasonable estimates of results cannot be made as the purchase and operational accounting is undergoing further review.

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